Main Telephone 804.423.7921 | Main Facsimile 804.230-0024

September 30, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed September 30, 2010
File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-11, filed with the Commission on September 22, 2010 (“Registration Statement—Amendment 4”). The comments of the Staff with respect to Registration Statement—Amendment 4 are set forth in Ms. Gowetski’s letter, dated September 23, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company.

The Company concurrently is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which includes changes to reflect responses to Comment 3 in the Comment Letter. We responded to the balance of the Staff’s comments from the Comment Letter in the Company’s response letter, dated September 24, 2010 (the “9/24 Response”). Amendment No. 5 also includes disclosure in response to Comment 5 contained in the Staff’s letter dated September 21, 2010, as the relevant terms of the Company’s proposed $125 million three-year secured revolving credit facility have now become known to the Company.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 5.

We are providing each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 5, one copy of which has been marked to reflect changes made to Registration Statement—Amendment 4. Terms used but not otherwise defined in this response letter have the meanings given to them in Amendment No. 5.

Capitalization, page 57

1.	Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the ‘total stockholders’ equity’ amount for your predecessor.

Response to Comment No. 1

In response to the Staff’s comment, please see the Company’s response to Comment 1 in the 9/24 Response, which based upon discussions with the Staff we understand to be acceptable.

Dilution, page 58

2.	Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the net tangible book value deficit of your predecessor.

Response to Comment No. 2

In response to the Staff’s comment, please see the Company’s response to Comment 2 in the 9/24 Response, which based upon discussions with the Staff, we understand to be acceptable.

3.	Please tell us how you determined it was not necessary to exclude deferred leasing costs, net, deferred financing costs, net, deferred leasing intangibles, in-place leases and tenant relationships and deferred leasing obligations from your net tangible book value calculations.

Response to Comment No. 3

In response to the Staff’s comment, please see the revised disclosure on page 58 of Amendment No. 5. Based upon discussions with the Staff concerning Comment 3 in the Comment Letter, the Company believes that such revised disclosure is responsive thereto.

Financial Statements

US Federal Properties Trust, Inc.

Introduction to Unaudited Pro Forma Financial Statements, page F-3

4.	We note your disclosure on page F-3, that “The final accounting will likely differ from the amounts reflected in the unaudited pro forma financial statements. Such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma financial statements. There can be no assurance that such differences will not be material.” Please tell us and revise your filing to clarify what is meant by this disclosure. Your revision should include, but not necessarily be limited to, the items you expect to be different and why these items will be different.

Response to Comment No. 4

In response to the Staff’s comment, please see the Company’s response to Comment 4 in the 9/24 Response, which based upon discussions with the Staff, we understand to be acceptable.

Notes to Unaudited Pro Forma Financial Information

Note 3 – Pro Forma Statements of Operations, page F-10

5.	We note your adjustment E and that you use the issuance of 12,015,063 shares of common stock pursuant to this offering at an offering price of $20.00 per share to raise the $223.5 million necessary to retire debt and pay the consideration payable and offering and transaction costs with your ‘weighted average shares outstanding’ amount. Please tell us how you determined it was not necessary to use the 13,750,000 shares being offered instead of 12,015,063 shares. To the extent you believe 12,015,063 shares is the appropriate amount, please tell us how you calculated the $223.5 million.

Response to Comment No. 5

In response to the Staff’s comment, please see the Company’s response to Comment 5 in the 9/24 Response, which based upon discussions with the Staff, we understand to be acceptable.

The Company respectfully believes that the proposed modifications contained in Amendment No. 5 and the supplemental information contained herein are responsive to the Staff’s comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire

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